1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 10, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/11/13:	The Company to participate in investor conference held by JPMorgan
99.02	Announcement on 2019/11/13:	The Company to participate in investor conference held by Morgan Stanley
99.03	Announcement on 2019/11/14:	To announce the differences between the third quarter of 2019 financial statements under Taiwan-IFRSs and IFRSs
99.04	Announcement on 2019/12/07:	Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use asset from the Company.
99.05	Announcement on 2019/12/10:	Chunghwa Telecom announces its operating results for November 2019
99.06	Announcement on 2019/12/10:	November 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by JPMorgan

Date of events: 2019/11/13

Contents:

1.Date of the investor conference:2019/11/18~2019/11/19

2.Time of the investor conference:9:00AM Taipei time

3.Location of the investor conference: Hong Kong

4.Brief information disclosed in the investor conference: The conference will be held by JPMorgan

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw

6.Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.02

The Company to participate in investor conference held by Morgan Stanley

Date of events: 2019/11/13

Contents:

1.Date of the investor conference:2019/11/21~2019/11/22

2.Time of the investor conference:9:00AM Taipei time

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference: The conference will be held by Morgan Stanley

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw

6.Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.03

To announce the differences between the third quarter of 2019 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2019/11/14

Contents:

1.Date of occurrence of the event: 2019/11/14

2.Of which year/ quarter financial report required to be adjusted:

The third quarter of 2019

3.Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities

Issuers and International Accounting Standard 34 “Interim Financial

Reporting” endorsed and issued into effect by the Financial Supervisory

Commission of the Republic of China (“Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$8,445,995 thousand and NT$25,729,206 thousand, consolidated net income attributable to stockholders of the parent of NT$8,090,541 thousand and NT$25,014,993 thousand, and basic earnings per share of NT$1.04 and NT$3.22 for the three months and nine months ended September 30, 2019, respectively. The

Company also reported total assets of NT$467,703,756 thousand, total liabilities of NT$91,220,789 thousand, and total equity of NT$376,482,967 thousand as of September 30, 2019.

5.Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International

Accounting Standard Board (“IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,007 million and NT$26,368 million, consolidated net income attributable to stockholders of the parent of NT$7,669 million and NT$25,642 million, and basic earnings per share of NT$0.99 and NT$3.31 for the three months and nine months ended September 30, 2019, respectively. The Company also reported total assets of NT$467,492 million, total liabilities of NT$92,535 million, and total equity of NT$374,957 million as of September 30, 2019.

7.Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.04

Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use asset from the Company.

Date of events: 2019/12/07

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

F9, Communication Building, No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

2.Date of the occurrence of the event:2019/12/07

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: 27.77 square meters, equivalent to 8.4 p’ing

Unit price: NT$1,367.85 per ping per month

Total transaction amount: NT$137,880

Right-of-use assets : NT$137,365

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: International Business Group of Chunghwa

Telecom Co., Ltd.

Relationship with the company: Parent Company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reasons for selecting a related party as the counterparty:

The location of the related party property, and the overall

planning considerations in the business.

Identity of the previous owner: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Delivery or payment terms: quarterly payment

Lease period: 2020/01/01 – 2020/12/31

Contractual restrictions and other important stipulations: None

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Trading decision method and price reference basis: bargaining according to market conditions

Decision unit: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Name of the appraiser: N/A

12.Practice certificate number of the appraiser: N/A

13.Is the appraisal report price a limited price or specific price?: N/A

14.Has an appraisal report not yet been obtained?: N/A

15.Reason for an appraisal report not been obtained: N/A

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.Name of the CPA firm: N/A

18.Name of the certifying CPA: N/A

19.The practice certificate number of the CPA: N/A

20.Broker and broker's fee: N/A

21.Concrete purpose or use of the acquisition or disposal: Overall business consideration

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?: Yes

24.Date of the board of directors’ resolution: 2019/12/07

25.Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?: Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.Any other matters that need to be specified: None

EXHIBIT 99.05

Chunghwa Telecom announces its operating results for November 2019

Date of events: 2019/12/10

Contents:

1.Date of occurrence of the event:2019/12/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for November 2019 decreased year over year to NT$ 17.55 billion. Compared to the same period of last year, ICT project revenue decreased and mobile service revenue declined owing to the continued market competition and VoIP substitution, while fixed-line voice revenue continued to decrease as well, which offset the growth of government service revenue of internet business and MOD revenue. Operating costs and expenses were NT$ 14.01 billion. Operating income was NT$ 3.54 billion. Income before tax was NT$ 3.61 billion. Net income attributable to stockholders of the parent company was NT$ 2.82 billion. EPS was NT$0.36.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.06

Chunghwa Telecom

December 10, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov. 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Nov.	Net sales	17,551,585	18,240,664	(-)689,079	(-)3.78%
Jan.-Nov.	Net sales	187,377,760	196,008,642	(-)8,630,882	(-)4.40%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,868,521

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	50,910
	Fair Value	-395
	The amount of unrealized gain(loss) recognized this year	502

Settled Position	Total amount of contract	625,430
	The amount of realized gain(loss) recognized this year	-6,248

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	66,289
	Fair Value	-104
	The amount of unrealized gain(loss) recognized this year	-1,173

Settled Position	Total amount of contract	550,693
	The amount of realized gain(loss) recognized this year	-1,766

b Trading purpose : None